EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2010 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated April 29, 2011 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Property, located in the state of Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

The Avino Mine operated continuously from 1974 to 2001, when low silver prices and the closure of a key smelter forced it to suspend operations. The eight-year shutdown meant virtually every aspect of the facility had to be upgraded or replaced. The Company has been fortunate to have a resourceful crew managing the project that have saved the Company a great deal of money and time by sourcing local parts and supplies and, when necessary, machining their own parts on site. The scope of the work in refurbishing the plant and existing surface infrastructure has been extensive.

In 2010, the main focus of the Company was to conduct a 10,000 tonne bulk sample program to firm up the grade and the metallurgy of the newly developed San Gonzalo deposit.  The sampling program will also provide the concentrate material for further evaluation by the various smelters and trading companies and for on-site processing if deemed feasible.

During the year, the Company provided progress reports and updates and by year end reported significant progress towards its goal of beginning a 10,000 tonne bulk sample to facilitate a production decision regarding San Gonzalo. Plant refurbishing was completed and stockpiled ore was used for commissioning and testing purposes during the second half of 2010. Testing with the stockpiled ore was completed during the fourth quarter. The Company’s development work to extract the 10,000 tonne bulk sample from San Gonzalo began in January 2011.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Summary of Significant Events

Underground Mining

In January 2010, our mining contractor, DMG began driving the first decline to the 2260 m elevation for development work and extraction of the bulk sample. The San Gonzalo 1 vein was intersected in May and a smaller splay vein named San Gonzalo was intersected two months later. A second decline was driven to the 2306m level. By July both levels had intersected the San Gonzalo 1 vein. In October the two levels were connected with the completion of two raises allowing the start of stoping for the bulk sample. By mid-November, approximately 2000 tonnes of mineralized vein rock had been broken from the first stope and assays confirmed a calculated and average grade of 1.9g/t gold and 340 g/t silver. This compared well with the original inferred resource, which estimated 444,250 tonnes at San Gonzalo grading 2.61 g/t gold, 322 g/t silver, 1% lead and 1.5% zinc. (Orequest August 31, 2009 NI 43-101 compliant report)

While drifting on San Gonzalo 1 Vein, channel sample taken along the vein provided the following results with the mineable widths and excellent grades found to date on San Gonzalo 1.  Samples from channels cut across the San Gonzalo 1 vein are as follows: (from west to east)

Length along vein (metres)	Width (metres)	Gold (g/t)	Silver (g/t)	Lead (ppm)	Zinc (ppm)	Copper (ppm)
21.04	2.83	1.146	394	3580	3112	502
(includes sample 146299 Line 19)
	0.80	1.304	5523	4330	944	833
(includes sample 156260 Line 11)
	0.75	0.792	1965	14300	6740
(includes sample 156238 Line 9)
	0.70	1.731	1652	11600	3257
27.24	2.41	1.231	342	4999	2202	442
(includes sample 155633 Line 12)
	0.90	0.960	1093	6990	1980
11.37	1.61	1.752	532	9651	11438	1605
(includes sample 155679 Line 18)
	0.80	1.798	2054	3040	1070

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Released in November, assay results from initial sampling in the eastern raise are as follows:

Line	Width (m)	Gold g/t	Silver g/t	Lead g/t	Zinc g/t	Copper g/t
1	0.75	1.112	227	4012	1772	930
2	1.10	3.621	508	7007	4295	657
3	1.05	2.243	384	4817	718	1263
4	1.25	6.120	216	2563	1206	2398
(Includes):	0.80	1.715	222.2	1828	1014	292
	0.45	13.95	203.7	3870	1548	6141
5	1.15	2.221	380	5712	1330	1689
(Includes):	0.65	1.899	93.4	182	266	153
	0.50	2.639	752.2	12900	2714	3685
6	1.25	1.436	260	3921	1925	852
7	1.30	1.391	727	5667	1305	448
(includes):	0.75	1.608	728.9	2122	1384	538
	0.55	1.095	724.9	10500	1198	326
8	1.15	0.670	313	1656	1339	667
9	1.10	1.413	344	4322	904	1394
10	1.25	2.078	276	12255	1762	891
11	1.60	1.077	315	2339	482	815
12	1.30	3.642	514	5893	698	745
(includes):	0.60	2.74	672.6	10600	1120	1352
	0.70	4.416	378.5	1859	337	225
13	1.35	1.698	707	3323	610	372
14	1.65	1.493	422	4202	896	258
(includes):	0.60	2.644	242.6	8349	1267	411
	0.50	1.181	842.1	2328	862	214
	0.55	0.52	234.7	1382	522	132
15	1.10	1.518	588	2304	610	173
(includes):	0.55	1.895	845.7	3570	914	253
	0.55	1.14	329.9	1037	306	93
16	1.60	1.122	366	3234	824	334
17	1.30	4.030	171	10609	633	509
(includes):	0.65	6.852	98.6	20000	855	845
	0.65	1.207	243.2	1218	410	172
18	1.25	1.769	224	12334	1161	1091
Average:	1.25	2.135	389	5313	1197	831

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Development for the extraction of the 10,000 tonne bulk sample was completed by the mining contractor (DMG) in early January 2011. The main stope 2-140 has approximately 6350 tonnes ready for drawdown and there is approximately 4700 tonnes on stockpile near the crushing plant. The smaller stope to the west where a cut and fill mining method is used has the potential for additional mill feed with further development. The broken ore inventory to date will provide approximately 4 months of mill feed at the current milling rate. Plans are now in place to develop the zone to the east on level 2260 towards drill hole SG-07-33 for future mill feed. This is a wide structure with good potential.

In January 2011, assays from initial sampling in from stopes 2-080 and 2-140 were received. Samples are as follows:

Sample line	Width m.	Gold g/t	Silver g/t	Lead ppm
R- 1	2.35	1.058	232	2767
R- 2	1.95	1.396	251	2777
R- 3	2.50	1.214	534	4087
R- 4	2.35	1.319	130	5606
R- 5	2.50	0.534	133	7641
R- 6	2.05	1.109	166	3277
R- 7	1.50	1.482	382	3116
R- 8	1.30	1.933	948	2906
R- 9	1.40	0.415	270	1651
R- 10	1.35	1.000	327	1454
R- 11	1.25	0.842	346	5832
R- 12	1.30	1.279	409	3101
R- 13	1.10	1.403	340	3120
R- 14	1.55	0.639	148	1216
Average	1.75	1.099	308	3701

The samples were assayed by Inspectorate Labs. Samples were crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestions and AA for most silver with fire assay and gravimetric finish for very high silver. Aqua Regia digestion and ICP for base metals.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Mill Rehabilitation

In 2010 we completed a three year program that brought extensive modernization to our mill. The upgrades include a new 250 t/day circuit to accommodate high grade ore from the San Gonzalo zone. This facility now has a new electrical system that meets the electrical code, an upgraded crushing plant that included major repairs to the cone crusher, vibrating screens and conveyors. In addition, the on-site assay lab was put into service along with a new AAS unit to provide on-site control assays. The water supply system from the tailings pond and La Caricol were completed and are now fully functional.

Milling Operations

In the second half of the year Avino tested the newly re-furbished mill by processing stockpiled ore left behind from previous mining of the ET Zone. This was done to tune the mill for the San Gonzalo bulk sample. By the end of October the mill had processed 17,500 tonnes of material to produce approximately 419 tonnes of concentrate. This concentrate was shipped to Manzanillo and sold to MRI trading AG. The mineral at San Gonzalo is silver, gold, lead, and zinc; while the ET stockpile on the main vein is silver, copper, and gold. The rock from ET, while harder than the San Gonzalo material, served as a trial run for the bulk sample.  Recovery rates were 66% Gold, 58% Silver and 56% copper. The sale of this concentrate has been finalized with a payment of US$1,016,680.00

In November, following the relining of the ball mill and the changeover of several conveyor belts in the crushing plant, processing of the San Gonzalo development material began with a daily treatment rate of approximately 180 tonnes per day. This rate was maintained until the development material was finished in January 2011. During this period, a total of 5,896 tonnes of development ore was processed for the production of 192 tonnes of concentrate grading 11.54g/t gold, 3.617kg/t silver with minor amounts of copper, lead and zinc. Feed grade averaged 205g/t Ag and 0.78g/t Au.

By April 2011, Avino had completed the sale of 200 tonnes of bulk concentrate produced from San Gonzalo bulk sampling program to MRI Trading AG. Three truckloads have already been shipped to the TMC warehouse in Manzanillo with the remaining truckloads to follow this week. The concentrate grades approximately 12kg/t silver and 30g/t gold.

Upon completion of the 10,000 tonne bulk sampling program, final figures of feed grade, metallurgy and smelter returns will be compiled for analysis. A commercial production decision will be made pending the outcome of this economic analysis. Mining and milling operations will continue during the economic analysis process.

The proposed in house mine plan options are also currently undergoing review. The aim is to select the most cost effective plan to mine the entire San Gonzalo orebody and to provide a sustained mill production rate of 250 tonnes per day. A development schedule together with the selected mining method will be made once the review has been completed.

The Company expects to extend the mining contract with DMG with continued mining operations in the event the bulk sampling program results in positive cash flow.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

NI 43-101 Resource Calculation

An NI 43-101 inferred resource calculation for San Gonzalo, completed by Orequest Consultants in 2008, estimates that the zone contains 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

Tonnes	Ag g/t	Au g/t	Zn %	Pb %
444,250	332	2.61	1.5	1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.

In addition, Avino is also planning to explore new areas of the property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling are underway for up to 15 areas of the property. These proposals will be reviewed once the bulk sampling program has been completed.

Eagle Property, Yukon Territory

The Eagle property, held 100% by Avino is located on the south slopes the prolific Galena Hill in the Keno City silver mining camp in north-central Yukon, 350 km north of Whitehorse.

From May 15 to September 17, 2009, six NTW diamond drill holes on the Eagle property totaling 1,897.1m were completed. The work program was successful in identifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8m (Hole D09EE-11) in the sphalerite enriched Eagle vein.

In 2010 Avino commissioned Jean Pautler, a qualified person to review all historic data from previous work done on the property and make a recommendation for future work program.  Pautler’s recommendations are based on a property visit on June 28, 2008, previous experience in the Keno silver mining camp, a review of the historical data and a review of the 2009 work program carried out by Mega Precious Metals while the property was under option from Avino.

The assessment produced the following recommendation:  Ore shoots need to be delineated within the Eagle Vein. The best intercept to date is the 7625 g/t Ag, 1.2% Pb over a 1.2m interval from DDH 64-23 which was drilled in 1964. The best silver intersections in drilling occur within 125m of this intercept.   It is recommended to attempt to duplicate this hole and to drill systematic step outs from this intersection. In addition it was recommended to drill the exposed vein in trenching on the Alexandra, which may represent the strike extension of the Eagle Vein.  The Eagle Vein should be targeted at depth here in an attempt to intersect the vein within the favourable quartzite host. The depth extent of the Eagle Vein intersection in D09EE-10 should be targeted for the same reason.

Additional sampling of the 2009 drill core was also recommended due to incomplete sampling into the footwall.

Plans to carry out the recommendation are currently being reviewed.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Outlook

Avino is uniquely situated among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings all may provide its shareholders to profit from the strong metal markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. Avino adheres to the highest standards of environmental responsibility, to supporting the local community with the highest standards of business practices and to the long-term success of its shareholders.

With prices for silver and gold remaining at historically high levels, the Company is working aggressively to capitalize on this trend by bringing the Avino property back into operation as quickly as possible. The company began a 10,000 tonne bulk sample test in the fourth quarter of 2010, and upon completion the company is confident about the prospect of bringing the San Gonzalo Zone into production full time. Avino is also undertaking a significant drill program to increase resources at San Gonzalo and explore new targets in other areas of the property. We plan to drill over seven thousand meters through 56 core holes in 2011.  The first hole was finished on January 30th 2011 and successfully intersected the San Gonzalo structure east of the area currently being mined.

Avino has also engaged Wardrop Engineering to update the 2006 Tailings Scoping Study where the cost estimates were based on a heap leach operation. The updated study will utilize the continuous vat leach technology (CVL) in the revised cost estimates for comparative purposes. Samples of oxide and sulphide tailings were collected last week to determine if the tailings characteristics would be amenable in a CVL system.

Management remains focused on the following key objectives:

1. Complete the San Gonzalo bulk sample program
2. Continue expanding the San Gonzalo resource
3. Resume commercial production as quickly as possible
4. Expand resources, reserves and the mines output
5. Identify and explore new targets on Avino's property.
6. Update Scoping study on Tailings resource

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2010	December 31, 2009	December 31, 2008
Total revenues	$-	$-	$-
Loss before other Items	(1,130,679)	(669,178)	(1,575,913)
Loss for the year	(1,490,194)	(987,759)	(1,538,876)
Loss per share	(0.07)	(0.05)	(0.07)
Total assets	27,048,567	19,206,278	20,126,230
Total liabilities	2,669,485	2,241,179	2,508,776
Working capital	8,794,042	2,420,918	3,401,467

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

In 2010 the Company increased its working capital and total assets by closing two private placements and by the exercising of employee stock options for total net proceeds of $8,229,069. The Company also sold copper concentrate produced while tuning the mill for proceeds of $1,046,005.

With the acquisition of control of Cia Minera in July 2006 the liabilities in Cia Minera became consolidated with the Company and are no longer reported as a separate obligation. The acquisition of control of Cia Minera also resulted in a different liability at that time, and that was a future income tax liability which is currently $2,026,148. The future income tax liability and the future income tax expense are due to the difference in carrying amounts and tax bases of the Mexican mineral properties, mine plant, and equipment, which were acquired in the purchase of Cia Minera.

Results of Operations

Three months ended December 31, 2010 compared with the three months ended December 31, 2009.

Operating and administrative expenses

Operating and administrative expenses were $465,611 for the three months ended December 31, 2010 as compared with of $163,001 for the three months ended December 31, 2009, an increase of $302,610. Operating and administrative expenses had increases of $134,648 in office and miscellaneous, $47,611 in sales tax provision, and $105,990 in stock-based compensation. These increases were offset with a reduction of $11,983 in general exploration. The primary increase in operating and administrative expenses relates to a reallocation of mineral property costs in one of Company’s Mexican subsidiaries. In addition, the Company recorded a provision for uncollectible sales taxes which had a recovery balance in 2009.

Loss for the period

The loss for the three months ended December 31, 2010 was $468,281 compared with a loss of $956,460 for the three months ended December 31, 2009, a difference of $488,179. The increase in the loss for the three month period is explained by a decrease in foreign exchange loss of $195,842 in addition to the increase in operating and administrative expenses discussed above. Also, in 2009 the Company recorded $608,118 impairment in mineral properties whereas no impairment losses were recorded in 2010.

Year ended December 31, 2010 compared with the Year ended December 31, 2009.

Operating and administrative expenses

Operating and administrative expenses were $1,130,679 for year ended December 31, 2010 as compared with of $669,178 for the year ended December 31, 2009, an increase of $461,501.The main increases were $113,941 in office and miscellaneous due an re-allocation of mineral property costs in one of the Company’s Mexican subsidiaries, and an increase stock-based compensation expense of $123,897 due to additional options being granted in 2010 and at higher fair value than in 2009. The Company also recorded a provision of $42,478 for uncollectible IVA sales tax whereas in 2009 a recovery of $181,456 was recorded. The fluctuation in the provision for uncollectible IVA sales tax is due to the timing of payments from Mexican Government. Travel and promotion expenses increased by $16,097 due to an increase in travel to Mexico.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

 Loss for the period

The loss for the year ended December 31, 2010 was $1,490,194 compared with a loss of $987,759 for the twelve month period ended December 31, 2009, an increase of $502,435. As discussed above, there was an increase in operating and administrative expenses of $461,501. The Company also recorded a future income tax expense of $332,141 as compared to a recovery in 2009 of $239,562. These increases were offset by a decrease of $608,118 in an impairment charge to mineral properties in 2009. No impairment charge was recorded in 2010.

Summary of Quarterly Results

	2010	2010	2010	2010	2009	2009	2009	2009
Period ended	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1
Loss for the period	$(800,422)	$(386,445)	$(152,191)	$(151,136)	$(716,898)	$(41,545)	$(118,778)	$(110,538)
Loss per share	(0.03)	(0.02)	(0.01)	(0.01)	(0.03)	(0.00)	(0.01)	(0.01)
Total assets	27,048,567	18,953,716	18,957,064	19,100,568	19,206,278	20,106,051	19,934,900	20,010,900

Quarterly results often fluctuate with changes in non-cash items such as stock-based compensation, future income tax and foreign exchange variances. The higher loss in the fourth quarter of fiscal 2010 was a result of adjusting the Mexican Value-Added-Tax receivable balance for possible uncollectible amounts, the recording of a future income tax expense and an increase in stock-based compensation. In the fourth quarter of 2009, the Company recognized a one-time impairment on mineral properties.
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Liquidity and Capital Resources

During the year ended December 31, 2010, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $728,055, net of $1,046,005 copper concentrate sales. The Company also incurred expenditures that increased property, plant and equipment by $334,705. At this time the Company has no operating revenues but earned interest and other income of $14,206 during the year ended December 31, 2010.

At December 31, 2010, the Company had working capital of $8,794,042 and cash equivalents of $9,051,456. The Company is continuing its exploration and drilling program at this time. In 2011, the Company entered into an agreement for the sale of bulk concentrate which will generate additional cash.

The Company’s mineral properties are in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and the achievement profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Financial Instruments and Risks

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, interest receivable investments in related companies, accounts payable and amounts due to related parties.

Interest rate risk

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

Foreign exchange rate risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (“MXN”) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $273,867 (MXN$3,398,701), and accounts payable denominated in pesos totalling $374,067 (MXN$4,642,180). The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

Credit risk

The Company's cash and equivalents are primarily held in bank accounts with Canadian financial institutions, and as at December 31, 2010 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance. To minimize the credit risk on cash and cash equivalents the Company uses high quality financial institutions. As at December 31, 2010 the Company has no financial assets that are past due or impaired due to credit risk defaults.

Liquidity risk

The Company ensures its holding of cash and cash equivalents is sufficient to meet its operational requirements. The Company handles its liquidity risk through the management of its capital structure. All of the Company’s financial liabilities have contractual maturities of approximately 30 days or are due on demand and are subject to normal trade terms.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The sale of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity prices. The Company is exposed to market risk in trading its investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company’s investments are accounted for at estimated fair values and are sensitive to changes in market prices, such that changes in market prices result in a proportionate change in the carrying value of the Company’s investments. The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the year which a change in foreign exchange rates would have had.  A change of +/- 10% in MXN$ foreign exchange rate would have an impact of approximately +/- $25,000 on the Company’s net loss.  This impact results from the Company’s MXN$ based balances of monetary assets and liabilities.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the year ended December 31, 2010, the Company paid, or made provision for the future payment of the following amounts to related parties:

i)
$168,527 (2009 - $148,754; 2008 - $188,158) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$96,000 (2009 - $96,000; 2008 - $96,000) to a private company controlled by a Director for management fees;

iii)	$30,000 (2009 - $30,000; 2008 - $30,000) to a private company controlled by a director of a related company for consulting fees;

iv)	$24,954 (2009 - $10,344; 2008 - $34,698) to a private company controlled by a director of a related company for geological consulting services;

v)	$13,500 (2009 - $15,000; 2008 - $15,000) to Directors for Directors fees.

The amounts due to related parties consist of $153,289 (December 31, 2009 - $145,120) due to Oniva; $10,500 (December 31, 2009 - $18,000) due to Directors for Directors fees; $789 (December 31, 2009 - $1,054) due to a private company controlled by a Director of a related company for geological services; and $4,687 (December 31, 2009 - $516) due to a private company controlled by a Director for an expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Disclosure of Management Compensation

During the year ended December 31, 2010, $96,000 was paid to the President and Chief Executive Officer for services as director and officer of the Company; $19,050 was paid to the Corporate Secretary for services as an officer of the Company; and $20,992 was paid to the Chief Financial Officer for services as an officer of the Company.

Recent Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (xvi) of the Company’s Consolidated Financial Statements for the year ended December 31, 2010:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

International Financial Reporting Standards (“IFRS”) transition project

The Canadian Accounting Standards Board (“AcSB”) has announced its decision to replace Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”). The effective changeover date is January 1, 2011, at which time Canadian GAAP will cease to apply for Avino and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS in the first quarter of 2011 including comparative IFRS financial results and an opening balance sheet as at January 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended December 31, 2011 with restated comparatives for the year ended December 31, 2010.

Management in currently developing a project plan for the conversion to IFRS based in the nature of current operations. The conversion plan is comprised of three phases: 1) Scoping phase which will assess the overall impact and effort required by the Company in order to transition to IFRS; 2) Planning phase which will include a detailed analysis of the conversion process and implementation plan required for disclosure for the Company’s first quarter; 3) Transition phase which will include the preparation an of IFRS compliant opening balance sheet as at January 1, 2010, any necessary conversion adjustments

International Financial Reporting Standards (“IFRS”) transition project (continued)

and reconciliation’s, preparation of quarterly financial statements including all note disclosures and disclosures required for the MD&A.

Management has completed phase one, the IFRS Scoping phase, and is now advancing through phase two, the Planning stage. Management prepared an evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines, and has identified a number of differences. Many of the differences identified are not expected to have a material impact on the reported results and financial position.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. During the first quarter of 2011, management intends to conduct an IFRS discussion session with the Audit Committee and the Board of Directors which will focus on the key issues and transitional choices under IFRS 1 applicable to the Company.

Set out below are the most significant areas, identified to date by management, where changes in accounting policies may have the highest potential impact on the Company’s consolidated financial statements based on the accounting policy choices approved by the Audit Committee and Board of Directors. In the period leading up to the changeover in 2011, the AcSB has ongoing projects, particularly with respect to the mining industry, and intends to issue new accounting standards during the conversion period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the IFRS accounting standards at the conversion date are known. Management will continue to monitor new standards, as well as the impact of the new accounting standards, between now and the conversion date to ensure all relevant changes are addressed.

Property, Plant and Equipment

Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the revaluation is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Management has yet to decide on which model to adopt. Currently, the Company has significant property, plant or equipment and as a result there could be a significant impact on the adoption of IFRS depending on which option is selected by management. The Company will apply IAS 16 and will likely adopt the cost model for PP&E.

In accordance with IAS 16 “Property, Plant and Equipment”, the Company will need to allocate an amount initially recognized in respect of an asset to its significant component parts and account for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

International Financial Reporting Standards (“IFRS”) transition project (continued)

Asset Impairment

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

The Company will perform an impairment analysis on significant assets at the transition date however management does not anticipate that significant impairments will be recognized. The Company will adopt IAS 36 and continue to monitor its operations for any changes that may give rise to asset impairment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Exploration and Evaluation Assets

Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses are capitalized.

Upon adoption of IFRS, the Company has to determine the accounting policy for exploration and evaluation assets. The Company can decide to apply the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and capitalization of expenditures only after the completion of a feasibility study or choose to and keep the existing Company’s policy, if relevant and reliable.

Management has yet to decide on whether or not to fully adopt IFRS 6, “Exploration and Evaluation of Mineral Properties”, and apply the IASB framework. If management elects to fully adopt IFRS 6, any adjustments will be reflected in accumulated deficit by the same amount reflecting the de-recognized mineral properties.

Share Based Compensation

IFRS and Canadian GAAP largely converge on the accounting treatment for share–based compensation with only a few differences.

Canadian GAAP allows either accelerated or straight-line method of amortization for the fair value of stock options under graded vesting. Currently, the Company is using the graded-vesting method and is compliant with IFRS 2 for all grants and therefore the change to IFRS standards will not have a material impact when transitioning to IFRS.

Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur. The Company is currently recognizing forfeitures as they occur therefore management will have to estimate forfeiture rates each reporting period and record any necessary adjustments. The Company typically has very low forfeiture rates therefore recording an estimate of forfeitures in advance on their occurrence will not likely have a significant impact on the financial statements.

Upon adoption of IFRS 2, the Company will be fully compliant with the new standard and the adoption is not expected to have an impact on the financial statements.

International Financial Reporting Standards (“IFRS”) transition project (continued)

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes will not have a significant impact on the financial statements. However, as events and circumstances of the Company’s operations change that give rise to future income taxes, IAS 12 will be applied.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

Reclamation and Closure Cost Obligations

Under IFRS the Company’s obligation for closure and reclamation is based on management’s best estimate of such future expenditures discounted for the country specific risk free rates. Under Canadian GAAP the obligation is determined based on the fair value of future estimated expenses using quoted market prices and discounted using the Company’s current credit adjusted risk free rate. Canadian GAAP requires that only the legal or contractual fair value be reflected in the financial statements however this value could be significantly different than fair values under IFRS. Management is currently in the process assessing the Company’s future reclamation and closure cost obligations however it not expected that a material adjustment will be required. The Company will adopt IFRS 37 “Provisions, Contingent Liabilities, and Contingent Assets” when it transitions to IFRS.

As the Company elects and approves the IFRS accounting policy for each of the areas above, management will determine and disclose the potential impact of the IFRS adoption at the transition date on our financial statements. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable accounting standards at the conversion date are known.

Based on management’s assessment of the information system currently used by the Company, all information required to be reported under IFRS is expected to be available with minimal system changes. In addition, based upon the Company’s current operations, it is management’s opinion that the adoption of IFRS is not expected to have a significant impact on internal controls and reporting procedures.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosure requirements. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references. The Company is continuing to assess the level of presentation and disclosures required for its consolidated financial statements.

The Company currently does not have any debt covenants, capital requirements, compensation arrangements, or material contracts that impact its current business activities that would affect the conversion to IFRS.

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 26,157,227 were outstanding as at December 31, 2010 and 26,882,227 as at April 29, 2011.

The following are details of outstanding share options as at December 31, 2010 and April 29, 2011:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31/10)	Number of Shares Remaining Subject to Options (April 29/11)
April 26, 2011	$3.99	60,000	-
April 26, 2011*	$0.75	600,000	-
February 27, 2013	$1.65	10,000	10,000
February 27, 2013*	$0.75	340,000	295,000
September 22, 2014	$0.75	75,000	65,000
January 14, 2015	$0.81	75,000	60,000
September 10, 2015	$1.05	425,000	360,000
December 9, 2013	$2.00	20,000	20,000
January 18, 2016	$2.30	-	1,010,000
Total:		1,605,000	1,820,000

*
These options were re-priced to $0.75 on August 25, 2009.  The original prices for these options were granted at various prices of $1.35, $1.65 and $3.99.  Disinterested shareholders’ approval was obtained on June 26, 2009 for the re-pricing of the options to insiders and the TSX Venture Exchange approved all re-pricing on August 25, 2009.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31,2010

The following are details of outstanding warrants as at December 31, 2010 and April 29, 2011:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31 /10)	Number of Underlying Shares (April 29/11)
November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,700,000	2,700,000
Total:		5,100,000	5,100,000

The following are details of outstanding compensation warrants as at December 31, 2010 and April 29, 2011:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31 /10)	Number of Underlying Shares (April 29/11)
December 22, 2013	$2.50	111,000	111,000
Total:		111,000	111,000

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section. The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment at the mine site.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at December 31, 2010 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at December 31, 2010 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of April 29, 2011. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.